UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FUSHI INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.006 par value

(Title of Class of Securities)

36113C101

(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36113C101	Page 2 of 3 Pages

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on February 2, 2007 (the “Original Schedule 13D”), by Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), Citadel Investment Group (Hong Kong) Limited, a Hong Kong company (“CIGHK”), Kenneth Griffin, a natural person (“Griffin”) and Citadel Equity Fund Ltd., a Cayman Islands Company (“CEF” and, collectively, together with CLP, CIG, CIGHK and Griffin, the “Reporting Persons”), with respect to shares of Common Stock, $0.006 par value (the “Common Stock”) of Fushi International, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100. Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Original Schedule 13D. Except as specifically amended and supplemented by this Amendment, all provisions of the Original Schedule 13D shall remain in full force and effect.

Item 4. Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by deleting the last paragraph thereto and replacing it with the following text:

On March 21, 2007, the Reporting Persons sold, in two separate private transactions, (i) $15,000,000 of the principal amount of the Issuer’s Guaranteed Senior Secured Floating Rate Notes due 2012 (the “Group One Transferred HY Notes”) for an aggregate purchase price of $15,008,500.00 (representing 98% of the principal amount of the Group One Transferred HY Notes plus accrued interest thereon of $308,500.00) (the “Group One Transfer”), and (ii) $25,000,000 of the principal amount of the Issuer’s Guaranteed Senior Secured Floating Rate Notes due 2012 (the “Group Two Transferred HY Notes”) for an aggregate purchase price of $26,264,166.67 (representing 99% of the principal amount of the Group Two Transferred HY Notes plus accrued interest thereon of $514,166.67) (the “Group Two Transfer” and, together with the Group One Transfer, the “Transfer”).

After giving effect to the Transfer, the Reporting Persons own $20,000,000 of the principal amount of the Issuer’s 3.0% Guaranteed Senior Secured Convertible Notes due 2012, and have no ownership interest in the Issuer’s Guaranteed Senior Secured Floating Rate Notes due 2012.

Except as set forth herein, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any individuals listed in response to Item 2 hereof, has any present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

CUSIP NO. 36113C101	Page 3 of 3 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of March, 2007.

KENNETH GRIFFIN

By: /s/ John C. Nagel
       John C. Nagel, attorney in fact*

CITADEL INVESTMENT GROUP, L.L.C.

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate  General Counsel

CITADEL LIMITED PARTNERSHIP

By: Citadel Investment Group, L.L.C.,
       its General Partner

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate  General Counsel

CITADEL EQUITY FUND LTD.

By: Citadel Limited Partnership,
       its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
       its General Partner

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate  General Counsel

CITADEL INVESTMENT GROUP (HONG KONG) LIMITED

By: Citadel Investment Group, L.L.C.,
       its Sole Shareholder

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate  General Counsel

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.